            As filed with the Securities and Exchange Commission on May 16, 2001
                                                         Registration No. ______

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                _______________

                               LIFEMINDERS, INC.
            (Exact name of registrant as specified in its charter)
                                _______________

               Delaware                               52-1990403
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)              Identification Number)
                                _______________

                   13530 Dulles Technology Drive, Suite 500
                         Herndon, Virginia 20171-3414
                                (703) 793-8210

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _______________

                             Jonathan B. Bulkeley
               Chairman of the Board and Chief Executive Officer
                               LifeMinders, Inc.
                    13530 Dulles Technology Dr., Suite 500
                         Herndon, Virginia 20171-3414
                                (703) 793-8210

(Name and address, including zip code, and telephone number, including area code, of agent for service)
                                _______________

                                  Copies to:
                           Stephen A. Riddick, Esq.
                             Jason T. Simon, Esq.
                        Brobeck, Phleger & Harrison LLP
                          1333 H Street NW, Suite 800
                              Washington DC 20005
                                (202) 220-6000
                                _______________

       Approximate date of commencement of proposed sale to the public:
    From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                _______________


                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
     Title of Each Class of         Amount to Be Registered    Proposed Maximum         Proposed Maximum
   Securities to be Registered                                Offering Price Per       Aggregate Offering    Amount of Registration
                                                                   Share(1)                 Price(1)                  Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value
per share                             1,252,198 shares              $1.41                 $1,765,599.10             $441.40
====================================================================================================================================


(1) The price of $1.41, the average of the high and low prices of the registrant's common stock on the Nasdaq National Market on May 15, 2001, is set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c).
                                _______________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 16, 2001

                            PRELIMINARY PROSPECTUS

                               1,252,198 Shares

                               LifeMinders, Inc.

                                 Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of 1,252,198 shares of our common stock, which are held by some of our current stockholders.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LFMN." On May 15, 2001, the average of the high and low price for the common stock was $1.41.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2, AND IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.
                                _______________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                                _______________

                  The date of this prospectus is May __, 2001

                                  THE COMPANY

         Our principal executive offices are located at 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171-3414. Our telephone number is (703) 793-8210.

                                 RISK FACTORS

         An investment in our company involves a high degree of risk. You should carefully consider the risks below, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently deem immaterial. If any of these risks occur, our business, financial condition, cash flow or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline.

Risks Related to the Scaling Down of Our Business Operations and Our Evaluation of Strategic Alternatives

We are scaling back our business operations and we have significantly reduced
-----------------------------------------------------------------------------
our work force.  We expect that these actions, coupled with continuing weakness
-------------------------------------------------------------------------------
in the online advertising market, will significantly reduce our future
----------------------------------------------------------------------
revenues.
--------

As announced on May 10, 2001, our Board of Directors has determined to significantly scale back our business operations and we have significantly reduced our work force. We believe that our revenues from online advertising and our other existing lines of business for the foreseeable future will continue to decline substantially from that reported in prior periods. We expect this decline because, among other reasons, we believe that the market for online advertising will continue to decline significantly, we expect that we will be producing and delivering a substantially fewer number of emails which will reduce the opportunity for online advertising revenues, we do not expect to develop any new email products during this period and our management and other key employees will continue to spend a significant portion of their time identifying and evaluating strategic alternatives. In addition, our existing advertising customers may choose not to place online advertising with our company as a result of concerns about the future of our business operations.

We have incurred significant losses, we expect losses for the foreseeable
-------------------------------------------------------------------------
future, and we may never become profitable.
------------------------------------------

We have never achieved profitability and expect to continue to incur operating losses for the foreseeable future. As of March 31, 2001, we had an accumulated deficit of $156.6 million. We incurred net losses of $13.0 million for the three months ended March 31, 2001, and $109.5 million for the year ended December 31, 2000. We cannot be certain that we will ever be able to generate sufficient revenue to achieve profitability. If our future revenue is lower than we anticipate, or our operating expenses exceed our estimates, we would incur greater losses than we had anticipated and we would be required to further reduce our cash balance to support our continued operations. Such circumstances may make us less desirable as an acquisition candidate, may reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available to our stockholders in the event of a liquidation.

We may not be able to identify or  complete a sale or merger of the company.
---------------------------------------------------------------------------

As announced on May 10, 2001, we are continuing to identify and evaluate strategic alternatives for the company. Possible alternatives range from a sale of the company or our assets to a merger with one or more other companies to liquidation. We may not be able to identify or complete any merger or sale of the company that our Board of Directors finds to be in the stockholders' best interests. Even if we are successful in identifying and completing a merger or sale of the company, we cannot provide any assurance about the timing of any such transaction or that any individual stockholder will determine that the transaction is in his, her or its best interests.

If we are unable to conclude that a sale or a merger would be in the best
-------------------------------------------------------------------------
interests of our stockholders, our Board of Directors may determine that the
----------------------------------------------------------------------------
best alternative is to liquidate and distribute the net proceeds of such
------------------------------------------------------------------------
liquidation to stockholders.
---------------------------

As also announced on May 10, 2001, if we are unable to conclude that a sale or a merger would be in the best interests of our stockholders, our Board of Directors may determine that the best alternative is to liquidate and distribute the net proceeds of such liquidation to our stockholders. In a liquidation, we would be dissolved, sell or otherwise dispose of our remaining assets, pay our existing liabilities, set aside reserves for contingent obligations and distribute any net proceeds to our stockholders in one or more liquidating distributions. In a liquidation, we may not receive any material amounts for the sale or other disposition of our assets. Further, in a liquidation, we will have significant obligations, including real estate, co-location, equipment leases and other obligations, that will need to be resolved. Additionally, if we do not generate sufficient revenue to support our continued operations, we will be required to reduce our cash balance to support our continued operations and the amount of any liquidation proceeds available for distribution to our stockholders would be reduced. Accordingly, the amount and timing of any distributions to stockholders in a liquidation cannot be determined because they would depend on a variety of factors, including the amount of proceeds received from any asset sales or dispositions, the time and amount required to resolve outstanding obligations and the amount of any reserves for future contingencies.

Our ability to continue to operate our scaled down business and to identify,
----------------------------------------------------------------------------
evaluate and complete any strategic alternative are dependent on our ability to
------------------------------------------------------------------------------
retain our remaining management and other key employees, and we may not be able
-------------------------------------------------------------------------------
to do so.
--------

Since the fourth quarter of 2000, we have laid off approximately 85% of our workforce. We may have difficulty retaining our remaining management and other key employees on whom we will depend to continue to operate our scaled down business and to assist in identifying, evaluating and completing any strategic alternative. If we are unable to retain our management and other key employees through this process, our continued business operations and our ability to identify, evaluate and complete a strategic alternative could be materially and adversely affected.

The market price of our common stock has been declining and may decline further
-------------------------------------------------------------------------------
as a result of our determination to scale back business operations and evaluate
----------------------------------------------------------------------------
strategic alternatives, or as a result of and fluctuations in our quarterly
-------------------------------------------------------------------------------
results of operations.
-------------------------------------------------------------------------------

The market price of our common stock has declined from a high of $91.00 per common share at March 9, 2000 to a low of $0.53 at April 3, 2001. On May 8, 2001, the closing price per share of our common stock as reported on The Nasdaq National Market was $1.40 per share. We believe that the market price of our common stock has been significantly and adversely affected by the sharp decline in the online advertising market. We also believe that our common stock price may decline in the future as a result of our decision to scale back operations and evaluate strategic alternatives, and because of the significantly lower revenues reported in our quarterly results of operations for the quarters ended December 31, 2000 and March 31, 2001, and our announced expectations for revenues in the quarter ending June 30, 2001. In addition, we believe that in the future, fluctuations in our quarterly results and the negative online advertising market, as well as many of the other risk factors discussed in this registration statement may negatively affect our quarterly operating results and contribute to fluctuations in our common stock price.

A further decline in our common stock price may adversely affect our ability to
-------------------------------------------------------------------------------
complete a strategic alternative involving a stock transaction.
--------------------------------------------------------------

We are continuing to identify and evaluate potential strategic alternatives, including a potential sale or merger of our company. However, our ability to complete a sale or merger transaction involving the company may be adversely affected by a further decline in our stock price.

If the price of our common stock remains low, it may be delisted by Nasdaq and
------------------------------------------------------------------------------
become subject to special rules applicable to low priced stocks, which may
--------------------------------------------------------------------------
reduce the liquidity of our shares.
----------------------------------

There are several requirements for continued listing on the Nasdaq National Market including, but not limited to, maintaining a minimum stock price of $1.00 per share. We may fail to meet these continued listing requirements, with the result being that our common stock might be delisted. If that were to occur, we may apply for listing on the Nasdaq Smallcap Market, subject to Nasdaq's approval. If our stock were to be delisted from the Nasdaq National Market, and we were unable to list our stock on the Nasdaq Smallcap Market, it is likely that public trading, if any, in our common stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." In addition, our stock would become subject to the penny stock rules of the Securities and Exchange Commission, which generally are applicable to equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to executing a transaction in a penny stock, not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock were to be delisted and become subject to the penny stock rules, investors may find it more difficult to sell their shares or to obtain quotations as to the price of our stock. Delisting could also have a long-term negative impact on our ability to raise future capital through a sale of common stock.


Risks Related to Our Company that Could Affect the Ongoing Operation of Our Business

If we are unsuccessful in addressing certain risks and uncertainties associated
-------------------------------------------------------------------------------
with the continued operation of our business, we may not be able to generate
----------------------------------------------------------------------------
sufficient revenues and we would be required to reduce our cash balance to
--------------------------------------------------------------------------
support our continued operations.
--------------------------------

We have only a limited operating history upon which to evaluate our business and prospects and the online direct marketing industry is relatively new and rapidly evolving. This presents many risks and uncertainties including our:

  .  ability to compete effectively against other companies;

  .  need to retain and motivate qualified personnel;

  .  ability to anticipate and adapt to the changing market;

  . ability to develop and introduce new products and services and continue to develop and upgrade technology; and

  . need to attract and retain a large number of customers from a variety of industries.

We have also historically depended on the growing use of the Internet for advertising, commerce and communications, and on general economic conditions.

We cannot assure you that we will successfully address these risks and uncertainties. If we are unsuccessful in addressing these risks and uncertainties, we may not be able to generate sufficient revenue to fund our operations. In that event, we would be required to reduce our cash balance, which could make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to our stockholders in the event of a liquidation of our company.

We may not be able to generate sufficient revenue to support our continued
--------------------------------------------------------------------------
operations if the acceptance of online advertising, which is new and
--------------------------------------------------------------------
unpredictable, does not develop and expand.
------------------------------------------

We have historically derived a substantial portion of our revenue from online advertising and direct marketing, including both email and Web-based programs. The profit potential for this business model is unproven. The Internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using email or the Web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. Further, our email and Web-based programs may not generate sufficient user traffic with demographic characteristics attractive to our advertisers. We are also affected by general industry conditions governing the supply and demand of Internet advertising. For example, the market for email advertising in general is vulnerable to the negative public perception associated with unsolicited email, known as "spam." Public perception, press reports or governmental action related to spam could reduce the overall demand for email advertising in general. Our results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and we expect that those adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than we expect, we may not be able to generate sufficient revenue to support our continued operations. In that event, we would be required to reduce our cash balance, which could make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to our stockholders in the event of a liquidation of our company.

Our advertising customers and the companies with which we have other business
-----------------------------------------------------------------------------
relationships may experience adverse business conditions that could adversely
-----------------------------------------------------------------------------
affect our business.
-------------------

Some of our customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on our products and services, or may not be able to discharge their payment and other obligations to us. The non-payment or late payment of amounts due to us from a significant customer would negatively impact our financial condition. These circumstances are influenced by general economic and industry conditions, and could have a material adverse impact on our business, financial condition and results of operations. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. Our customers may experience difficulty in raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on our system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection. If the current environment for Internet advertising does not improve, our business, results of operations and financial condition could be materially adversely affected.

If we do not maintain an engaged member base, we may not be able to compete
---------------------------------------------------------------------------
effectively for advertisers and our business could be adversely affected.
-------------------------------------------------------------------------

Our revenue has been derived primarily from advertisers seeking an engaged, targeted audience for their advertisements. Although we intend to continue to produce and distribute emails to our members, we are scaling back our business operations and intend to reduce the number of emails that we send to members and we do not expect to develop new products in the near future. If we are unable to maintain an engaged member base by keeping our current members active (i.e., opening our email newsletters and responding to the advertisements contained in those newsletters), advertisers could find our audience less attractive and effective for promoting their products and services. We currently expect that we will experience difficulty retaining our existing advertisers and attracting additional advertisers, which will likely reduce our future revenues from online advertising and opt-in advertising, which represent a majority of our revenues to date.

We could also experience difficulty retaining our existing advertisers and attracting additional advertisers if a significant number of our current members stopped using our service. Members may discontinue using our service if they object to having their online activities tracked or they do not find our content useful. Members may also discontinue using our service if they have been saturated by our email newsletters or advertisements or other advertisements or promotions in their emails or on the Internet. Our service allows our members to easily unsubscribe at any time by clicking through a link appearing at the bottom of our email newsletters and selecting the particular categories from which they want to unsubscribe.

To date, we have relied on referral-based marketing activities to attract a portion of our members. However, we expect to discontinue these marketing activities in the near future. Accordingly, we do not expect growth in our member base. A significant portion of our revenue has historically been derived from performance-based and revenue sharing arrangements. Under these arrangements, our advertisers pay us in part based on member responses to advertisements and promotions placed in our email newsletters. If our members do not respond to advertisements and promotions placed in our email newsletters, our revenue could be materially and adversely affected. Further, we expect to reduce the number of future email newsletters to our members, and we expect that this could also materially and adversely affect our future revenue.

Competition in the online advertising market industry is intense, and our scaled
--------------------------------------------------------------------------------
back operations may make it more difficult for us to compete effectively and may
--------------------------------------------------------------------------------
reduce our ability to retain and attract advertisers.
-----------------------------------------------------

We face intense competition from both traditional and online advertising and direct marketing businesses. Our scaled back operations may make it more difficult for us to compete effectively with our competitors. If we are not able to compete effectively, we may not be able to retain current advertisers or attract new advertisers. This would reduce our revenues and we would be required to reduce our cash balance to support our continued operations which could make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to our stockholders in the event of a liquidation of our company. Moreover, we expect that competition will increase due to the lack of significant barriers to entry in the online advertising market and the attention the Internet continues to receive as a means of advertising and direct marketing. We face competition for marketing dollars from online portals and community Web sites such as AOL, Yahoo!, and CNET Networks, Inc. In addition, several other companies offer competitive email direct marketing services for our consumer products, including coolsavings.com, MyPoints.com, NetCreations (affiliated with SEAT Pagine Gialle SpA), YesMail.com (affiliated with CMGI, Inc.), Digital Impact and Exactis.com (affiliated with 24/7 Media Inc.). Principal competitors to our outsourcing business include providers of eMarketing solutions such as Exactis.com, FloNetwork (proposed to be acquired by Doubleclick), MessageMedia, Responsys.com, and Netcentives Inc. Additionally, traditional advertising agencies and direct marketing companies may seek to offer online products or services that compete with ours.

We believe that our ability to compete depends on many factors both within and beyond our control, including the following:

  . the timing and acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

  .  customer service and support efforts;

  . our ability to adapt and scale our technology, and develop and introduce new technologies, as customer needs change and grow;

  .  sales and marketing efforts;

  . the features, ease of use, performance, price and reliability of solutions developed either by us or our competitors; and

  . the relative impact of general economic and industry conditions on either our competitors or us.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These factors may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and direct marketers. We cannot assure you that our competitors will not develop products or services that are equal or superior to ours or that achieve greater acceptance than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our current or prospective members or advertising customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. With the scaling back of our operations, we do not expect to devote material resources to address the factors affecting our ability to compete. Accordingly, we cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition.

We may not compete successfully with traditional advertising media for
----------------------------------------------------------------------
advertising dollars.
-------------------

Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. In addition, in response to adverse economic or business conditions, many advertisers reduce their advertising and marketing spending. These circumstances would increase the competition we face to sell our products and services, and could materially and adversely affect our business, results of operations or financial condition.


We rely heavily on our intellectual property rights and other proprietary
-------------------------------------------------------------------------
information, and any failure to protect and maintain these rights and
---------------------------------------------------------------------
information could prevent us from competing effectively.
-------------------------------------------------------

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with our employees, consultants, and corporate and strategic partners. If we are unable to prevent the unauthorized use of our proprietary information or if our competitors are able to develop similar technologies independently, the competitive benefits of our technologies, intellectual property rights and proprietary information will be diminished. These circumstances could also make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction.

We depend heavily on our network infrastructure and if this fails it could
--------------------------------------------------------------------------
result in unanticipated expenses and prevent our members from effectively
-------------------------------------------------------------------------
utilizing our services, which could negatively impact our ability to attract and
--------------------------------------------------------------------------------
retain members and advertisers.
------------------------------


Our ability to successfully create and deliver our email newsletters depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our members from effectively utilizing our services, which
could prevent us from retaining and attracting members and advertisers.   We do
not currently have fully redundant systems or a formal disaster recovery plan. Our system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage.

In addition, our members depend on Internet service providers, or ISPs, for access to our Web site. Due to the rapid growth of the Internet, ISPs and Web sites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our members from effectively utilizing our services.

Our current management team has only worked together for a short period of time
-------------------------------------------------------------------------------
and the inability of our management team to function effectively could seriously
--------------------------------------------------------------------------------
harm our business.
-----------------

Many of our executive officers, including our Chief Executive Officer, President, and Chief Technology Officer have joined our company only recently. We may not successfully assimilate our recently hired officers, which could seriously harm our business by impairing our ability to implement our business strategy and operate our business. Our business is largely dependent on the personal efforts and abilities of our senior management and other key personnel. Our officers or employees can terminate their respective employment relationships at any time. The loss of these key employees could seriously harm our business.

Our quarterly results of operations may fluctuate in future periods and we may
------------------------------------------------------------------------------
be subject to seasonal and cyclical patterns that may negatively impact our
---------------------------------------------------------------------------
stock price.
-----------

We believe that our business may be subject to seasonal fluctuations. Advertisers historically have placed fewer advertisements during the first and third calendar quarters of each year.

Further, Internet user traffic typically drops during the summer months, which potentially could reduce the amount of advertising placed during that period. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue has in the past been, and may in the future be, materially affected by a decline in the economic prospects of our customers or in the economy in general, which could alter our current or prospective customers' spending priorities or budget cycles or extend our sales cycle. Due to these and other factors, our revenues and operating results may vary significantly from quarter-to-quarter.

We may have to obtain additional capital to operate our business, which could
-----------------------------------------------------------------------------
result in significant costs and dilution that could adversely affect our stock
------------------------------------------------------------------------------
price.
-----

Operating our business, even with the scaling back of our operations, will require significant cash expenditures. If our cash on hand, cash generated from operations and existing loan and credit arrangements are not sufficient to meet our cash requirements, we would need to seek additional capital, which could result in significant costs and dilute the ownership interest of our stockholders and thereby adversely affect our stock price. Additional financing may not be available on terms favorable to us, or at all, which could result in significant costs to obtain the necessary capital and limit our ability to maintain and expand our member base and number of advertisers, or otherwise respond to competitive pressures. In addition, if we raise additional funds through the issuance of equity or equity-linked securities, the percentage ownership of our current stockholders would be reduced. These securities may have rights, preferences or privileges senior to those of our stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of working capital and capital expenditures.

The content contained in our emails may subject us to significant liability for
-------------------------------------------------------------------------------
negligence, copyright or trademark infringement or other matters.
----------------------------------------------------------------

If any of the content that we create and deliver to our members or any content that is accessible from our emails through links to other Web sites contains errors, third parties could make claims against us for losses incurred in reliance on such information. In addition, the content contained in or accessible from our emails could include material that is defamatory, violates the copyright or trademark rights of third parties, or subjects us to liability for other types of claims. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage our reputation.

We also enter into agreements with certain e-commerce partners under which we may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to our e-commerce partners from our emails. These agreements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of our involvement in providing access to those products or services, even if we do not provide those products or services. Any indemnification provided to us in our agreements with these parties, if available, may not adequately protect us.

Concerns about, or breaches of, the security of our member database could result
--------------------------------------------------------------------------------
in significant expenses to prevent breaches, and subject us to liability for
----------------------------------------------------------------------------
failing to protect our members' information.
-------------------------------------------

We maintain a database containing information on our members. Unauthorized users
accessing our systems remotely may access our database.   As a result of these
security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and we may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to our system and alter or destroy information in our database. Also, any public perception that we engaged in the unauthorized release of member information, whether or not correct, would adversely affect our ability to retain members.


Our business may be adversely affected by the refusal of one or more electronic
-------------------------------------------------------------------------------
email delivery providers to deliver our, or our customers', messages.
--------------------------------------------------------------------

Our business may be adversely affected by the unilateral election of certain domain administrators to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails to their users. We cannot assure you that the number of domains which establish policies against their users, receipt of commercial deliveries as consideration for receiving service will not become increasingly more popular, thereby diminishing the reach of our service, or the service of our customers.

Our business may be adversely affected by products offered by third parties.
---------------------------------------------------------------------------

Our business may be adversely affected by the adoption by computer users of technologies that harm the performance of our products and services. For example, our business may be adversely affected by the increased use of technologies that allow domain administrators on the aggregate level, or individual users managing their own electronic email accounts, to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails, or to block access to any services that use cookies or other tracking technologies. We cannot assure you that the number of domains or individual computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of our, or our customer's, services. In the case that one or more of these technologies are widely adopted, our business, financial condition and results of operations could be materially and adversely affected.

Sweepstakes regulation may limit our ability to conduct sweepstakes and other
-----------------------------------------------------------------------------
contests, which could negatively impact our ability to attract and retain
-------------------------------------------------------------------------
members.
-------

The conduct of sweepstakes, lotteries and similar contests, including by means of the Internet, is subject to extensive federal, state and local regulation, which may restrict our ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could adversely affect our ability to attract and retain members.

If our stock price remains volatile, we may become subject to securities
------------------------------------------------------------------------
litigation, which is expensive and could divert our resources.
-------------------------------------------------------------

In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in our industry have been subject to this type of litigation. Our stock price has been volatile since our initial public offering in November 1999. If the market value of our stock continues to experience adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

Our executive officers and directors have and may continue to have substantial
------------------------------------------------------------------------------
voting control, which will allow them to influence the outcome of matters
-------------------------------------------------------------------------
submitted to stockholders for approval in a manner that may be adverse to your
------------------------------------------------------------------------------
interests.
---------

Our executive officers, our directors and entities affiliated with them, in the aggregate, beneficially own approximately 27% of our outstanding common stock as of February 28, 2001. As a result, these stockholders will retain substantial control over matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have an adverse affect on our stock price.

Anti-takeover provisions in our charter documents and Delaware law could prevent
--------------------------------------------------------------------------------
or delay a change in control of our company, which could adversely affect our
-----------------------------------------------------------------------------
stock price.
-----------

Our Restated Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of "blank check" preferred stock and providing for a classified board of directors with staggered, three-year terms. Certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. These anti-takeover provisions could adversely affect our stock price.


Risks Related to Our Industry that Could Affect the Ongoing Operation of Our Business

Our business may be adversely affected if demand for Internet advertising fails
-------------------------------------------------------------------------------
to grow as predicted or diminishes.
----------------------------------

The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of our current or potential advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that current or potential advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. Our results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and we expect that these adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or a third-party's measurements of advertisement delivery results. Our customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies that our customers may not accept.

A significant portion of our revenue is derived from the delivery of advertisements, which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if we are unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of our online advertising business could be limited and our revenue levels could decline. There are also 'filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

The unauthorized access of confidential member information that we transmit over
--------------------------------------------------------------------------------
public networks could adversely affect our ability to retain members.
--------------------------------------------------------------------

Our members transmit confidential information to us over public networks and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to retain members. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data.

Problems with the performance and reliability of the Internet infrastructure
----------------------------------------------------------------------------
could adversely affect the quality and reliability of the products and services
-------------------------------------------------------------------------------
we offer our members and advertisers.
------------------------------------

We depend significantly on the Internet infrastructure to deliver attractive, reliable and timely email newsletters to our members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our products and services to our members and undermine our advertising partners' and our members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

We may have to litigate to protect our intellectual property and other
----------------------------------------------------------------------
proprietary rights or to defend claims of third parties, and such litigation may
--------------------------------------------------------------------------------
subject us to significant liability and be time consuming and expensive.
-----------------------------------------------------------------------

There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses and legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce our intellectual property rights, protect our trade secrets or defend ourselves against claims of violating the proprietary rights of third parties. This litigation may subject us to significant liability for damages, result in invalidation of our proprietary rights, be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our business operations, financial results, condition and cash flows.

Changes in government regulation could decrease our revenue and increase our
----------------------------------------------------------------------------
costs.
-----

Laws applicable to Internet communications, on-line privacy, digital advertising, data protection and direct marketing are becoming more prevalent. Any legislation enacted or regulation issued could dampen the growth and acceptance of the digital marketing industry in general and of our offerings in particular. Existing and proposed legislation in the United States, Europe (following the directive of the European Union) and Canada may impose limits on our collection and use of certain kinds of information about our users.

Moreover, the laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether, and how, existing laws such as those governing intellectual property, data protection, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

Our business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to our businesses.

Changes in laws relating to data collection and use practices and the privacy of
--------------------------------------------------------------------------------
Internet users and other individuals could harm our business.
------------------------------------------------------------

New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. We are unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their developmental stages, we cannot yet determine the impact these may have on our businesses. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on our business, financial condition and results of operations.

The following are examples of proposals currently being considered in the United States and internationally:

Certain data protection officials in European countries are lobbying for the notion that an IP address is personally identifiable information. In those countries in which this opinion may prevail, the applicable national data protection law could be interpreted to subject us to a more restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner.

Legislation has been proposed to prohibit the sending of 'unsolicited commercial email' or 'spam.' With respect to our own permission-based email service, we believe we should not, as a matter of policy, be affected by this kind of legislation. However, it is possible that some of the customers for whom we deliver emails on their behalf may be affected by this kind of legislation and we may be prohibited from continuing their service. And depending on the final form and substance of any legislation passed, we may be required to change our current practices or suffer an increase in the possibility of legal liability for our practices.

These and other circumstances leading to changes in the existing law could have a material and adverse impact on our business, financial condition and results of operations.

                             PLAN OF DISTRIBUTION

     We are registering all 1,252,198 shares on behalf of certain selling stockholders. All of the shares were issued by us in connection with our acquisition of Smartray Network, Inc. We will receive no proceeds from this offering. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders") may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     . an exchange distribution in accordance with the rules of such exchange;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     .    in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have not, to our knowledge, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. To our knowledge, there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Stockholders.

     The shares may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     . the name of each such Selling Stockholder and of the participating broker-dealer(s);

     .    the number of shares involved;

     .    the price at which such shares were sold;

     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     .    other facts material to the transaction.

     In addition, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     We will be permitted to suspend the use of this prospectus for a period of up to 90 days under certain circumstances relating to pending corporate developments and similar events.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the

Securities Act.

                             SELLING STOCKHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the Selling Stockholders. None of the Selling Stockholders has had, to our knowledge, a material relationship with us within the past three years other than as a result of the ownership of the shares or our other securities or as a result of their employment with us as of and/or after the date of the closing of our acquisition of Smartray Network. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all, some or none of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below during the period commencing on the date of this prospectus and ending on September 13, 2001.

     The information contained in the following table with respect to the Selling Stockholders and the respective number of shares of common stock beneficially owned by them and which may be sold by them under this prospectus is provided to the best of our knowledge based on information available to us through our stock records or provided to us by the Selling Stockholders. We have not independently verified the information provided to us by the Selling Stockholders. Each of the Selling Stockholders owns less then 1% of our outstanding shares of common stock.

                                                                 Number of Shares     Number of Shares
                                                                   Beneficially        Registered for
                                  Name                            Owned (1) (2)          Sale Hereby
                                  ----                            ---------------        -----------
               Julius J. Barnhardt............................            1,919               1,919
               David Blume....................................            3,839               3,839
               Steve Bozich and Stana Bozich..................            3,379               3,379
               James H. Carlisle..............................           19,196              19,196
               Charles Schwab fbo Richard Frankel IRA.........            3,839               3,839
               Michael J. Christoi............................            1,690               1,690
               Max H. Cohen...................................            1,351               1,351
               Ludovic Collin.................................            1,351               1,351
               Connected Ventures, LLC (3)....................           72,589              72,589
               Timothy E. Czarney and Nancy J. Czarney........            1,919               1,919
               Lawrence Daum..................................            1,919               1,919
               Luis S. Diaz-Albertini and
                    Lourdes C. Diaz-Albertini.................            3,379               3,379
               DLMH Holdings LLC..............................           10,139              10,139
               Thomas P. Dougherty and Barbara Dougherty......            3,379               3,379
               Dale Drew Vermillion and
                    Margaret B. Vermillion....................            6,759               6,759
               Jill S. Duhl...................................            1,919               1,919
               Luke Evans.....................................              959                 959
               Marian W. Ferrel...............................           11,597 (4)             959
               Robert W. and Marian W. Ferrel.................           11,597 (4)           8,638
               Robert Ferrel, Jr. and Elizabeth P. Ferrel.....            3,850               2,879
               Susan Goodman..................................            1,919               1,919
               Paul C.P. Higgitt..............................            6,759               6,759
               Gary Howe and Collette Howe....................            1,919               1,919
               I3 Group, Inc..................................            3,379               3,379
               International Tool & Machine Company Ltd.......           27,037              27,037
               Ardith D. Jones................................            3,379               3,379
               Ralph Jones and Wendy Jones....................              959                 959
               Weston Jones...................................            1,919               1,919
               George Kakouris and Elizabeth Kakouris.........            6,759               6,759
               Chris Kemsley..................................            3,839               3,839
               Dr. Steven J. Kidder...........................            1,850               1,535
               David Kidder...................................          110,764             110,764
               Kistler Associates.............................           81,112              81,112
               Larry Kopald...................................            4,799               4,799
               Robert F. Leslie...............................            1,689               1,689
               Marvin L. Schoffstall Revocable Trust..........           43,100 (5)           6,718

                                                                 Number of Shares     Number of Shares
                                                                   Beneficially        Registered for
                                  Name                            Owned (1) (2)          Sale Hereby
                                  ----                            ---------------        -----------
               Martin L. Schoffstall Revocable Trust
                   dated February 23, 1996....................            93,299 (5)         56,917
               Andrew J. McKelvey.............................            33,796             33,796
               Edward W. McNabola.............................             3,379              3,379
               MLS-I, LP......................................            36,382             36,382
               MRW Smartray, LLC..............................            78,173             78,173
               Christine V. Muhlke............................             4,622              4,622
               Joseph Nelson..................................             3,839              3,839
               Ryan Nitz......................................             2,399              2,399
               NP Ventures I LLC..............................             6,759              6,759
               Pauchin Limited................................             1,983              1,983
               Christ J. Pavlatos and Michael J. Pavlatos.....             3,379              3,379
               Bradford G. Peters.............................            67,592 (6)         33,796
               Brian Pfeifler.................................            13,518             13,518
               Andrew Playford................................           193,822            193,822
               Quality InterConnect...........................               313                313
               Richard S. Rock................................             3,380              3,380
               Guy Ross.......................................               959                959
               Bradley E. Ruff................................             3,379              3,379
               Eugene Ruiz....................................            13,518             13,518
               Square Earth Ventures Fund I, LLC..............            38,393             38,393
               Jeffry Stewart.................................             3,839              3,839
               Vernon Steward.................................             1,919              1,919
               Bill Toliver...................................             1,919              1,919
               Troy Tyler.....................................           264,913            264,913
               Verbena Servicos e Investimentos S.A...........            27,037             27,037
               Francisco X. Vilasuso..........................             3,379              3,379

_________________________

(1) Information set forth in the table regarding shares owned by the Selling Stockholders is provided to the best of our knowledge based on information available to us through our stock records or provided to us by the Selling Stockholders.

(2) Includes shares held in escrow for the benefit of the Selling Stockholders to secure indemnification obligations of the Selling Stockholders under the terms of the Agreement and Plan of Merger pursuant to which we acquired Smartray Network. An aggregate of 62,610 shares were deposited in escrow on a pro rata basis in accordance with the relative ownership percentages in Smartray Network of the Selling Stockholders. To the extent that any of the shares held in escrow are returned to us in satisfaction of the indemnification obligations, the total number of shares initially owned by the Selling Stockholders would be reduced according to their respective pro rata interests in the shares held in escrow that are returned to us.

(3) Subsequent to the date of this prospectus, the shares held by Connected Ventures, LLC may be distributed to Adrian Chua, Ronald Mahabir, Kevin McCollum, N.R.J. Werrett, Chanond Ruangkritya, the Sachs Family Trust, Tan Wee Cheng, Calvin Young Khoa Lee, Blake Olafson, Andrew Sachs, Rika Nakazawa, Jayne Noh and/or Katie Scheding.

(4) Includes 10,638 shares owned jointly by Robert W. Ferrel and Marian W. Ferrel, and 959 shares owned by Marian W. Ferrel.

(5) Includes 36,382 shares beneficially owned by MLS-I, LP. Martin L. Schoffstall and Marvin L. Schoffstall are general partners of MLS-I, LP.

(6) Includes 33,796 shares owned by Andrew J. McKelvey. Mr. Peters serves as an investment advisor to Mr. McKelvey, and may be deemed to beneficially own these shares.


                      WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and until our offering is completed.

     1. Our Annual Report on Form 10-K/A for the year ended December 31, 2000, as filed on May 16, 2001;

     2.   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2001;

     3. Our Current Reports on Form 8-K filed on February 9, 2001 and May 11, 2001; and

     4. The description of our common stock contained in our registration statement on Form 8-A filed November 16, 1999, including any amendments or reports filed for the purpose of updating such descriptions.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     LifeMinders, Inc.
     13530 Dulles Technology Drive, Suite 500
     Herndon VA 20171-3414
     Attention:  Investor Relations
     703-793-8210

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================


We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.


                              ________________



                              TABLE OF CONTENTS

                                                                 Page
                                                                 ----
THE COMPANY                                                          2

RISK FACTORS                                                         2

PLAN OF DISTRIBUTION                                                17

SELLING STOCKHOLDERS                                                19

WHERE YOU CAN FIND MORE INFORMATION                                 20

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                     21

USE OF PROCEEDS                                                     21

LEGAL MATTERS                                                       21

EXPERTS                                                             21

TABLE OF CONTENTS                                                   22



                                   LIFEMINDERS, INC.




                                   1,252,198 Shares
                                    of Common Stock


                               -----------------------
                                     PROSPECTUS
                               -----------------------



                                    May ____, 2001



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee.

                  SEC registration fee                  $   441.40
                  Legal fees and expenses                20,000.00
                  Accounting fees and expenses           20,000.00
                  Printing fees                           5,000.00
                  Transfer agent fees                     5,000.00
                  Miscellaneous fees and expenses        10,000.00
                       Total                            $60,441.40

Item 15. Indemnification of Directors and Officers.

          Our Restated Certificate of Incorporation provides that our company shall indemnify our current and former directors and officers, and may indemnify our current and former employees and agents, against any and all liabilities and expenses incurred in connection with their services in those capacities to the maximum extent permitted by Delaware law.

          The Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a "Corporate Agent") against expenses and liabilities (including amounts paid in settlement) in connection with any proceeding involving such person by reason of his or her being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

          In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

          To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate

Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Our Restated Certificate of Incorporation requires us to advance expenses to any person entitled to indemnification, provided that such person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no appeal that such person is not entitled to indemnification.

          The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under the certificate of incorporation, by laws, agreement, vote of stockholders or disinterested directors or otherwise.

          Our Restated Certificate of Incorporation permits us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in such capacities, regardless of whether the Restated Certificate of Incorporation or Delaware law would permit indemnification against such expense, liability or loss. The purpose of these provisions is to help us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 16.  Exhibits.

4    Form of common stock certificate*
5.1  Opinion of Brobeck, Phleger & Harrison LLP**
23.1 Consent of PricewaterhouseCoopers LLP, independent accountants
23.2 Consent of Brobeck, Phleger & Harrison LLP (to be included in Exhibit 5.1)
24   Power of Attorney (included on signature page of this Registration
     Statement)

------------------
* Incorporated by reference to Amendment No. 3 to the registrant's Registration Statement on Form S-1, as filed with the SEC on November 17, 1999 (File No. 333-87785).
**   To be filed by amendment.

Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, State of Virginia, on May 16, 2001.

                                            LIFEMINDERS, INC.


                                            By:  /s/ Jonathan B. Bulkeley
                                                -------------------------------
                                                Jonathan B. Bulkeley
                                                Chairman of the Board and Chief
                                                Executive Officer


          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan B. Bulkeley and Joseph S. Grabias, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURES                                        TITLE                                               DATE
----------                                        -----                                               ----

/s/ Jonathan B. Bulkeley                          Chairman of the Board and Chief Executive
-----------------------------------------         Officer
Jonathan B. Bulkeley                              (Principal Executive Officer)                       May 16, 2001


/s/ Joseph S. Grabias                             Vice President and Chief                            May 16, 2001
-----------------------------------------         Financial Officer (Principal Financial
Joseph S. Grabias                                 and Accounting Officer)


/s/ Allison Abraham                               Director                                            May 16, 2001
-----------------------------------------
Allison Abraham

/s/ B. Gene Riechers                              Director                                            May 16, 2001
-----------------------------------------
B. Gene Riechers

                                                  Director                                   May  , 2001
-----------------------------------------
Douglas A. Lindgren

/s/ Philip D. Black                               Director                                   May 16, 2001
-----------------------------------------
Philip D. Black

                                                  Director                                   May  , 2001
-----------------------------------------
Sunil Paul

                                 EXHIBIT INDEX

Exhibit
Number                            Exhibit Title
------                            -------------

4        Form of common stock certificate*
5.1      Opinion of Brobeck, Phleger & Harrison LLP**
23.1     Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2     Consent of Brobeck, Phleger & Harrison LLP (to be included in Exhibit
         5.1)
24       Power of Attorney (included on page II-4 of this Registration
         Statement)

---------------------
* Incorporated by reference to Amendment No. 3 to the registrant's Registration Statement on Form S-1, as filed with the SEC on November 17, 1999 (File No. 333-87785).
**       To be filed by amendment.